

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 1, 2018

<u>Via E-mail</u>
John Lai
Chief Financial Officer
PetVivo Holdings, Inc.
5251 Edina Industrial Blvd
Edina, Minnesota 55439

      Re: **PetVivo Holdings, Inc.**
                Form 10-K for the Fiscal Year Ended March 31, 2017
                Filed December 13, 2017
                Form 10-Q for the Quarterly Period Ended December 31, 2017
                Filed April 27, 2018
                File No. 000-55167

Dear Mr. Lai:

      We have reviewed your April 13, 2018 and April 27, 2018 responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 26, 2018 letter.

<u>Form 10-K for the Fiscal Year Ended March 31, 2017</u>

<u>Signatures, page 50</u>

1.   We note your response to comment 14. Please file an amendment to your Form 10-K for the fiscal year ended March 31, 2017 that also includes the signature of at least a majority of your directors signing below the text of the second paragraph on the Signatures page.

Form 10-Q for the Quarterly Period Ended December 31, 2017

Note 7. Agreement and Plan of Merger, page F-10

2.   We note that prior to the April 10, 2017 transaction you consolidated Gel-Del based on your conclusion that it was a VIE and that you were the primary beneficiary. In light of the disclosure that the April 2017 Gel-Del acquisition was accounted for using the acquisition method of accounting and the purchase price was allocated to the net assets acquired at their estimated fair value, tell us how you considered the guidance in ASC 810-10-45-23 which states that "changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions."

3.   Further, the disclosure included in the last two paragraphs of the note does not appear to be consistent with the correct equity transaction accounting reflected in the primary financial statements. In an amended Form 10-Q, revise this note to provide a clear and correct description of your agreements with Gel-Del and your accounting for these transactions. Provide a clear chronology of the events and explain the related accounting.

        You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

                                        Sincerely,

                                        /s/ Lynn Dicker for

                                        Kevin J. Kuhar
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery